Roscoe Postle Associates Inc.	Suite 388, 1130 West Pender Street, Vancouver, BC V6E 4A4
T (604) 602-6767 F (604) 602-0235
www.rpacan.com

CONSENT OF QUALIFIED PERSON

March 28, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands
Registrar of Securities, Prince Edward Island

I, David W. Rennie, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Topia Mine, State of Durango, Mexico” (the Technical Report), prepared for Great Panther Silver Limited and dated March 28, 2011, and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated March 7, 2011 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “David W. Rennie”

David W. Rennie, P.Eng.